SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

I-MAB
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

44975P103**
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Adriana F. Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 44975P103 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IMAB." Each 10 ADSs represents 23 Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44975P103	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,586,008 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,586,008 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,586,008 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) (a) 5,227,279 ordinary shares held by funds managed by HCA (as defined below), (b) 958,341 ordinary shares issuable upon exercise of Warrants (as defined below) held by funds managed by HCA, and (c) 958,341 ordinary shares underlying the Call Options (as defined below) held by funds managed by HCA and (ii) 3,442,047 ordinary shares held by a fund managed by HCM (as defined below). HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. 44975P103	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,586,008 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,586,008 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,586,008 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) (a) 5,227,279 ordinary shares held by funds managed by HCA, (b) 958,341 ordinary shares issuable upon exercise of Warrants held by funds managed by HCA, and (c) 958,341 ordinary shares underlying the Call Options held by funds managed by HCA and (ii) 3,442,047 ordinary shares held by a fund managed by HCM. HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. 44975P103	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value $0.0001 per share (the "Ordinary Shares") of I-MAB, an exempted Cayman Islands company (the "Issuer"), the principal executive offices of which are located at Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District, Shanghai, 201210, People's Republic of China.

Item 2.	Identity and Background

This Schedule 13D is filed by Hillhouse Capital Advisors, Ltd., an exempted Cayman Islands company ("HCA") and Hillhouse Capital Management, Ltd., an exempted Cayman Islands company ("HCM"). The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

HCA acts as the sole general partner of YHG Investment, L.P. ("YHG") and the sole management company of Gaoling Fund, L.P. ("Gaoling"). HCA is hereby deemed to be the beneficial owner of, and to control the voting power of, the Ordinary Shares held by Gaoling and YHG and the Ordinary Shares issuable upon exercise of the Warrants and Call Options (each defined below) held by Gaoling and YHG.

HCM acts as the sole management company of Hillhouse Fund IV, L.P. ("Fund IV"). Fund IV owns HH IMB Holdings Limited ("HH IMB", and together with YHG and Gaoling, the "Hillhouse Entities"). HCM is hereby deemed to be the beneficial owner of, and to control the voting power of, the Ordinary Shares held by HH IMB.

HCA and HCM are under common control and share certain policies, personnel and resources. Accordingly, each of HCA and HCM, respectively, reports on this Schedule 13D that it has shared voting and dispositive power of the Ordinary Shares beneficially owned by each of HCA and HCM.

The principal business of each of HCA and HCM is investment management and its business address is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central Hong Kong. The directors of each of HCA and HCM are Colm O'Connell and Bridget Kidner. Mr. O'Connell and Ms. Kidner are employees of each of HCA and HCM and Mr. Lei Zhang ("Mr. Zhang") is the President of HCA and the President and Chief Investment Officer of HCM.

During the past five years neither of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of their directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that the Reporting Persons are, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

CUSIP No. 44975P103	SCHEDULE 13D	Page 5 of 8 Pages

Item 3.	Source and Amounts of Funds or Other Consideration

YHG and Gaoling used internally generated funds to purchase the securities of the Issuer held by them that are reported in this Schedule 13D. YHG and Gaoling used a total of approximately $75,000,090.00 in the aggregate to acquire the Ordinary Shares in the initial closing under the Subscription Agreement as described in Item 6 below. No additional consideration has been paid for the Warrants and the Call Options. The Warrants and Call Options are exercisable as described in Item 6 below.

HH IMB used internally generated funds to purchase securities of the Issuer. HH IMB used a total of approximately $20,000,000 in the aggregate to acquire the Ordinary Shares held by it that are reported in this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares and those issuable upon exercise of the Warrants and Call Options to which this Schedule 13D relates for investment purposes in the ordinary course of business. On September 3, 2020, Gaoling and YHG entered into the Subscription Agreement relating to the Placing (each as defined and described in Item 6 below). Under the Subscription Agreement, Gaoling and YHG jointly have the right to appoint a director to the board of directors of the Issuer (the "Board") for so long as the Reporting Persons continue to beneficially own at least five percent (5%) of the Issuer's total issued and outstanding Ordinary Shares, subject to certain conditions. The Reporting Persons have not currently exercised this appointment right.

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and each of their representatives may from time to time engage in discussions with members of management, and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the

CUSIP No. 44975P103	SCHEDULE 13D	Page 6 of 8 Pages

future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization; acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of the Hillhouse Entities with respect to their investment in the Issuer and/or otherwise changing the Reporting Person's intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D is calculated based upon 153,428,022 Ordinary Shares outstanding immediately following the completion of the initial closing of the Placing, and assumes the exercise of the Call Options and Warrants issued to each of Gaoling and YHG at the initial closing of the Placing.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed in Item 6, no Reporting Person has effected any transaction in the Ordinary Shares within the past sixty days.

(d)	No person other than the Hillhouse Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 3, 2020, Gaoling and YHG entered into a subscription agreement with the Issuer (the "Subscription Agreement"), pursuant to which Gaoling and YHG agreed to buy and the Issuer agreed to sell and issue an aggregate of 13,939,403 Ordinary Shares, at a purchase price equivalent to $33 per ADS and warrants to purchase 2,555,576 Ordinary Shares (the "Warrants") to Gaoling and YHG in the private placement being conducted by the Issuer described in the press release issued by the Issuer on September 4, 2020 (the "Placing"). Currently, each ten ADSs of the Issuer represents twenty-three Ordinary Shares. The purchase by Gaoling and YHG is divided into two closings. Gaoling and YHG purchased an aggregate of 5,227,279 Ordinary Shares and Warrants to purchase 958,341 Ordinary Shares at the initial closing which occurred on September 11, 2020 and will purchase 8,712,124 Ordinary Shares and Warrants to purchase 1,597,235 Ordinary Shares at a subsequent closing.

CUSIP No. 44975P103	SCHEDULE 13D	Page 7 of 8 Pages

The initial closing was subject to customary closing conditions. The subsequent closing is conditioned upon an existing director of the Company having resigned to enable Gaoling and YHG to appoint a director in his or her stead and the License Agreement described in the Press Release being or remaining effective. The Subscription Agreement contains customary representations, warranties and agreements (including customary registration rights for the purchasers) by the Issuer and the purchasers. References to the Subscription Agreement and the Warrants are qualified in their entirety by reference to the Subscription Agreement and the Warrants, forms of which are attached hereto as Exhibit 2 and 3 and are incorporated herein by reference in their entirety.

In addition, Gaoling and YHG separately entered into a call option agreement with certain members of the Issuer's management team (the "Call Options"). Pursuant to the Call Options, Gaoling and YHG jointly have the right to acquire the Ordinary Shares underlying vested options held by such individuals anytime and from time to time for a one-year period at a price equivalent to $45 per ADS of the Issuer. Currently, each ten ADSs of the Issuer represents twenty-three Ordinary Shares. The Call Options relate to a total of 2,555,576 Ordinary Shares. The Call Option with rights to subscribe for 958,341 Ordinary Shares was acquired by Gaoling and YHG on September 11, 2020 and the Call Option with rights to subscribe for 1,597,235 Ordinary Shares will be acquired by Gaoling and YHG at a subsequent date as described in the Call Options. References to the Call Options are qualified in their entirety by reference to the Call Options, the form of which is attached hereto as Exhibit 4 and is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Subscription Agreement, dated September 3, 2020, by and among the Issuer, Gaoling and YHG.

Exhibit 3: Form of Warrant to Purchase Ordinary Shares

Exhibit 4: Form of Call Option

CUSIP No. 44975P103	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 14, 2020

HillHOUSE CAPITAL Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer

HillHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: September 14, 2020

HillHOUSE CAPITAL Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer

HillHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer